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                                                              EXHIBIT (a)(5)(iv)

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

__________________________________________x
                                          :
BARRY FELDMAN,                            :
                                          :
                            Plaintiff,    :
                                          :
                  v.                      :        C.A. No.: 20114
                                          :
J. MICHAEL NORRIS; EUGENE DELANEY;        :
CRAIG KORNBLAU; FERDINAND C.              :
KUZNIK; PAUL S. LATCHFORD; JOHN           :
McCARTNEY; JAMES G. ROSELAND;             :
RICHARD SEVERNS; NEXT LEVEL               :
COMMUNICATIONS, Inc.;                     :
and MOTOROLA, INC.                        :
                                          :
                  Defendants.             :
__________________________________________x


                             CLASS ACTION COMPLAINT

         Plaintiff, by and through plaintiff's attorneys, alleges upon information and belief, except as to paragraph 1 which is alleged upon personal knowledge, as follows:
                                   THE PARTIES

     1. Plaintiff Barry Feldman ("plaintiff") is the owner of common stock of Next Level Communications, Inc. ("Next Level" or the "Company") and has been the owner of such shares continuously since prior to the wrongs complained of herein.

     2. Defendant Next Level is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices located at 6085 State Farm Drive, Rohnert Park, California. Next Level designs and markets high-speed,

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high-volume communications equipment that enables telephone companies and others to deliver voice, data, and video services over the existing copper wire infrastructure.

     3. Defendant Motorola, Inc. ("Motorola") is a Delaware corporation with its principal executive offices located in Schaumburg, Illinois. Motorola manufactures and sells a diverse line of electronic equipment and components, including communications systems, semiconductors, electronic engine controls and computer systems. As of January 13, 2003, Motorola beneficially owns approximately 74% of the Company's outstanding common stock, and is in a fiduciary relationship with plaintiff and the other public stockholders of Next Level, and owes plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

     4. Defendant J. Michael Norris ("Norris") is and at all relevant times has been Chairman of the Board of directors, President, and Chief Executive Officer of Next Level. Norris has spent 29 years of his professional career with Motorola.

     5. Defendant Eugene Delaney ("Delaney") is and at all relevant times has been a director of Next Level. Delaney also serves as President of Asia Pacific and Senior Vice President and General Manager of Global Relations and Resources Organization at Motorola.

     6. Defendant Ferdinand C. Kuznik ("Kuznik") is and at all relevant times has been a director of Next Level. Kuznik recently retired from Motorola as Executive Vice President and President of Europe Operations of Motorola.

     7. Defendant Richard Severns ("Severns") is and at all relevant times has been a director of Next Level. Severns also serves as Senior Vice President and Director of Finance, Networks Sector, at Motorola.

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     8.  Defendant James G. Roseland ("Roseland") is and at all relevant times has been a director of Next Level. Roseland recently retired as a senior vice president and director of financing at Motorola.

     9. Defendants Craig Kornblau, Paul S. Latchford, and John McCartney are and at all relevant times have been directors of Next Level.

     10. The defendants referred to in paragraphs 4 through 9 are collectively referred to herein as the "Individual Defendants."

     11. By reason of the above Individual Defendants' positions with the Company as officers and/or directors, said individuals were in a fiduciary relationship with plaintiff and the other public stockholders of Next Level, and owe plaintiff and the other members of the Class (as defined below) the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

                            CLASS ACTION ALLEGATIONS

     12. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf all shareholders of Next Level common stock, or their successors in interest, who are being and will be harmed by defendants' conduct described herein (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

     13. This action is properly maintainable as a class action.

     14. The Class is so numerous that joinder of all members is impracticable. As of January 10, 2003, there were approximately 16.4 million shares of Next Level common stock outstanding in the public float, owned by hundreds if not thousands of public shareholders.

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     15. There are questions of law and fact which are common to the Class including, INTER ALIA, the following:

          (a) whether defendants have improperly engaged in a course of conduct designed to benefit themselves at the expense of Next Level's public stockholders; and

          (b) whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated.

     16. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

     17. The prosecution of separate actions by individual Class members would create the risk of inconsistent or varying adjudications with respect to the individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair their ability to protect their interests.

     18. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                            SUBSTANTIVE ALLEGATIONS
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     19. On or about January 13, 2003, Motorola announced that it was offering to pay approximately $30 million for the 26% of Next Level that it does not already own. Next Level has proposed to purchase the Company's publicly held common stock for a price of $1.04 per share in cash. Next Level common stock traded as high as $1.18 per share on December 2, 2002, and traded as high as $2.22 per share as recently as May 31, 2002.

     20. Motorola has timed the proposal to freeze out Next Level's public shareholders in order to capture for itself Next Level's future potential without paying an adequate or fair price to the Company's public shareholders.

     21. Motorola has timed the announcement of the proposed buyout to place an artificial lid on the market price of Next Level common stock so that the market would not reflect Next Level's improving potential, thereby purporting to justify an unreasonably low price.

     22. Motorola has access to internal financial information about Next Level, its true value, expected increase in true value, and the benefits of 100% ownership of Next Level to which plaintiff and the Class members are not privy. Motorola is using such inside information to benefit itself in this proposed transaction, to the detriment of the Next Level's public stockholders.

     23. Motorola has clear and material conflicts of interest and is acting to better its own interests at the expense of Next Level's public shareholders. Motorola has voting control of the Company and controls its proxy machinery. Motorola has selected and/or controls a majority of the Company's directors.

     24. Motorola is engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class. By reason of the foregoing, Motorola and

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the Individual Defendants have breached and are breaching their fiduciary duties to the members of the Class.

     25. Unless the proposed buyout is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class to the irreparable harm of the members of the Class.

     26. Plaintiff and the Class have no adequate remedy at law.

     WHEREFORE, plaintiff prays for judgment and relief as follows:

     A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

     B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating or closing the proposed transaction;

     C. In the event the proposed buyout is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;

     D. Directing defendants to account to Class members for their damages sustained as a result of the wrongs complained of herein;

     E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff's attorneys' and experts' fees;

     F. Granting such other and further relief as this Court may deem just and proper.

                                       ROSENTHAL, MONHAIT, GROSS
                                         & GODDESS, P.A.


                                        By:  CARMELLA P. KEENER
                                           -------------------------------------
                                             919 Market Street, Suite 1401

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                                             P.O. Box 1070
                                             Wilmington, DE  19899
                                             (302) 656-4433


Of Counsel:

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Gregory M. Castaldo
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA  19004
(610) 667-7706